HORNBECK OFFSHORE SERVICES, INC.

Service with Energy

February 11, 2011

VIA FACSIMILE, FED EX, AND EDGAR

Mr. David R. Humphrey

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	Annual Report on Form 10-K for the Year Ended December 31, 2009 (SEC File No. 001-32108)

Dear Mr. Humphrey:

In response to your letter dated December 6, 2010, we have prepared the following responses to your comments based on your consideration of our Annual Report on Form 10-K for the year ended December 31, 2009.

Comments and Responses:

Form 10-K for the Year Ended December 31, 2009

Item 1A – Risk Factors, page 18

1.

We note your disclosure on the bottom of page 26 regarding the risk that you may not have the ability to raise the funds necessary to repurchase your 1.625% convertible senior notes. It appears that similar disclosure should be made with respect to repayment of your 6.125% senior notes maturing December 1, 2014. Please revise, as appropriate.

We have considered the Staff’s comment and will revise our future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, to include a new risk factor in Item 1A that will describe risks associated with our ability to repay our 6.125% senior notes, which mature on December 1, 2014, as well as our 8.000% senior notes, which mature on September 1, 2017.

Set forth below is the text of the revised disclosure that we propose including in our future filings.

103 Northpark Boulevard, Suite 300 Covington, Louisiana 70433	Phone: (985) 727-2000 Fax: (985) 727-2006

Mr. David R. Humphrey

February 11, 2011

“We may not have the funds available or be able to obtain the funds necessary to repay our 6.125% senior notes due 2014, or 2014 senior notes, and our 8.000% senior notes due 2017, or 2017 senior notes, upon maturity or to repurchase such notes at the option of the holder upon the occurrence of certain change of control events prior to their maturity.

Our 2014 senior notes and 2017 senior notes mature in November 2014 and August 2017, respectively. In addition, upon the occurrence of certain change of control events, as defined in the indentures governing such notes, holders of our 2014 senior notes and 2017 senior notes would have the right to require us to repurchase such notes at 101% of their principal amount, plus accrued and unpaid interest, if any. We cannot be certain that we will have sufficient funds available or that we will have the ability to obtain additional financing, to obtain a waiver, consent or an extension from our lenders, or to raise funds by disposing of one or more of our assets to repay such notes upon maturity or upon any change of control event that would require us to repurchase the 2014 senior notes or 2017 senior notes that may be tendered by our bondholders, if any. Failure by us to repay such notes upon maturity or to repurchase such notes when required would result in an event of default with respect to such notes, which may also result in the acceleration of our other outstanding indebtedness, which we may not have sufficient funds to repay.”

Item 7 – Management’s Discussion and Analysis

Liquidity and Capital Resources, page 49

2.

In the third paragraph of this section, you state that none of your debt instruments mature any sooner than March 2013. You also indicate that, should the need for additional financing arise, you may not be able to access the capital markets on attractive terms at that time. However, your disclosure at the bottom of page 26 states that the failure to satisfy obligations under the 1.625% convertible senior notes may result in acceleration of your other indebtedness, which you may not be able to satisfy. Since the debt instrument that matures in March 2013 is your Revolving Credit Facility, which is your only current source of available borrowings, and in light of the possibility that you may be required to repurchase $250 million of your 1.625% convertible senior notes on November 15, 2013, followed by the maturing of $300 million of your 6.125% senior notes on December 1, 2014, please expand your disclosures in the Liquidity and Capital Resources section of your Management’s Discussion and Analysis to discuss the possible need for additional financing and the consequences if (for whatever reason) you are unable to obtain such financing.

We have considered the Staff’s comment and will revise our future filings, beginning with our Annual Report on Form
10-K for the year ended December 31, 2010, to include expanded disclosures in our Liquidity and Capital Resources section of Management’s Discussion and Analysis regarding our scheduled debt maturities and the relative impact on our liquidity of an unexpected acceleration of such debt.

Mr. David R. Humphrey

February 11, 2011

Set forth below are two excerpts that we propose including in our future filings based on our existing revolving credit facility. The final disclosures will reflect the facts as they exist on the date of disclosure.

Excerpt #1

“None of our debt instruments mature any sooner than March 2013. Depending on the market demand for our vessels, long-term debt maturities and other growth opportunities that may arise, we may require additional debt or equity financing. We currently expect to generate sufficient cash to re-pay our long-term debt upon maturity. However, it is possible that, due to events beyond our control, including those described in our Risk Factors, should such need for additional financing arise, we may not be able to access the capital markets on attractive terms at that time or obtain sufficient capital to meet our maturing debt obligations or finance growth opportunities that may arise. We will continue to closely monitor our liquidity position, as well as the state of the global capital and credit markets.”

Excerpt #2

“Excluding any potential cash requirements for growth opportunities that may arise, our cash on-hand of $127.0 million as of December 31, 2010 and our internal cash projections indicate that our revolving credit facility will remain undrawn for the foreseeable future beyond 2011. The borrowing capacity under our revolving credit facility is largely dependent on the use of the proceeds drawn on such facility. As of December 31, 2010, we had a posted letter of credit for $0.9 million and had $249.1 million of credit available under our revolving credit facility. The full undrawn credit amount of such facility is available for the reduction of long-term debt and the acquisition of assets that generate additional EBITDA. However, borrowings under our revolving credit facility are subject to covenants that, in certain situations, could limit the borrowing capacity under our revolving credit facility to amounts less than $249.1 million if the proceeds drawn on such facility were to be used for general operating activities other than the acquisition of EBITDA-generating assets or the reduction of long-term debt. Based on our actual EBITDA levels for the twelve-month period ended December 31, 2010, as defined in the agreement governing the revolving credit facility, and assuming a hypothetical draw under the revolving credit facility that was to be used for general operating activities (i.e., not to acquire assets that generated additional EBITDA or to reduce long-term debt), our practical borrowing capacity under the revolving credit facility for use in connection with such general operating activities would be limited to approximately $[    ] million. See Item 6 under “Non-GAAP Financial Measures” for further discussion regarding how we use and disclose EBITDA.”

Commitments and Contractual Obligations, page 52

3.

We note your disclosure on page 26 regarding the option of the holders of the 1.625% convertible senior notes to require you to repurchase their notes for cash on November 15, 2013, 2015 and 2021. Please add this disclosure to footnote (3) to the table on page 52, and indicate that amounts in the table assume no such repurchases.

In response to the Staff’s comment, we will revise future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, to include a disclosure that our Commitments and Contractual Obligations table assumes that no repurchases of our convertible

Mr. David R. Humphrey

February 11, 2011

senior notes will occur before the maturity of such notes. Set forth below is the text of the revised footnote disclosure that we propose including in our future filings.

3.

Our 1.625% convertible senior notes, with an initial interest rate of 1.625% per year, declining to 1.375% beginning on November 15, 2013, mature on November 15, 2026 and currently include $35,184 of non-cash original issue discount. Holders of the convertible senior notes may require that such notes be repurchased at their option on November 15, 2013, 2015 and 2021, pursuant to certain conditions described in Note 6 of our consolidated financial statements included herein. The debt maturities reflected in the table above assume that the holders of our convertible senior notes do not require that such notes be repurchased prior to their maturity in November 2026.

Debt, page 52

4.

We note the disclosure that you had $249.1 million of credit immediately available under your revolving credit facility as of December 31, 2009. We note you made this same disclosure in your September 30, 2010 Form 10-Q, along with additional disclosure that your maximum debt leverage ratio will decline by 0.25 every six months until it reaches 3.50-to-1.00 for the quarter ending March 31, 2012. In light of your current levels of EBITDA, it is unclear whether or not you could incur an additional $249.1 million of debt and remain in compliance with debt covenants as your maximum debt leverage ratio declines throughout 2011 and into 2012. Please tell us and consider disclosing your actual debt leverage ratio, as well as your pro forma debt leverage ratio assuming you incurred and additional $249.1 million of debt, for each period presented.

The Commission’s Financial Reporting Codification Section 501.13 indicates that disclosure of material covenants should occur when 1) companies that are, or are reasonably likely to be, in breach of such covenants must disclose material information about that breach and analyze the impact on the company if material, and 2) companies should consider the impact of debt covenants on their ability to undertake additional debt or equity financing. We included a summary of our material financial ratio debt covenant ranges in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as in our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2010. At December 31, 2009, we were not, nor were we likely to be in breach of a material debt covenant. We stated on page 53 of our 2009 Annual Report on Form 10-K that we were in compliance with all material covenants. As of the date of this letter, we remain in compliance with all material covenants. In addition, we do not believe a pro forma illustration of our debt leverage ratio, as suggested by the Staff, would be meaningful to investors as the debt leverage ratio covenant is determined using a “net-debt” concept. That is, any amounts drawn on our revolving credit facility would be reduced by our cash balance in determining the debt leverage ratio.

In response to the Staff’s comment, we will expand our future filings, beginning with the Annual Report on Form 10-K for the year ended December 31, 2010, to include expanded disclosures regarding our actual financial ratio ranges relative to the debt covenants. Set forth below is the text of the revised disclosure that we propose including in the Debt section of our future filings.

Mr. David R. Humphrey

February 11, 2011

“The credit agreement governing the revolving credit facility and the indentures governing our 2014 senior notes and 2017 senior notes impose certain operating and financial restrictions on us. Such restrictions affect, and in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments. Our credit agreement requires us to adhere to financial covenants, including defined ratios of minimum interest coverage of 3.00 to 1.00 and maximum leverage of 4.50 to 1.00 for the first two quarters of 2010, declining to 4.25 to 1.00 for the last two quarters of 2010. The maximum leverage ratio declines further, every six months thereafter, to 4.00 to 1.00, 3.75 to 1.00 and 3.50 to 1.00 on various dates in 2011, 2012 and 2013. These financial ratios are further defined in our revolving credit agreement. We continuously review our debt covenants and report our compliance with financial ratios on a quarterly basis. Our interest coverage ratio has not been less than 4.40 to 1.00 for any of the quarterly compliance reporting periods ended during 2010. Our maximum leverage ratio for the quarterly compliance reporting periods ended March 31, 2010, June 30, 2010 and September 30, 2010 were 3.95 to 1.00, 3.83 to 1.00 and 3.41 to 1.00, respectively. Our maximum leverage ratio for the quarterly compliance reporting period ended December 31, 2010, which will be reported to our lenders after the filing of this Annual Report on Form 10-K, is expected to be approximately 3.45 to 1.00. We also consider such covenants in evaluating transactions that will have an effect on our financial ratios.”

Capital Expenditures and Related Commitments, page 53

5.

In the table on page 54, the amount of non-vessel capital expenditures for 2008 does not agree with the amount shown for the same captioned item in your consolidated statement of cash flows on page F-6. It appears the table on page 54 includes the amount related to the 2008 acquisition of a shore-based port facility, which amount is shown as a separate line item on page F-6. Please revise the table on page 54 to clarify your disclosure in this regard.

In response to the Staff’s comment, we will revise future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, to include a more detailed presentation in our Maintenance and Other Capital Expenditures table for the shore-based port facility acquisition. The table below provides an illustration of the revised disclosures we propose including within the MD&A section of our future filings.

	Year Ended December 31,
	2011		2010		2009	2008
	Forecast		Actual		Actual	Actual
Maintenance and Other Capital Expenditures:
Maintenance Capital Expenditures
Deferred drydocking charges	$	xx.x	$	xx.x	$19.2	$19.8
Other vessel capital improvements		x.x		x.x	5.5	4.7

		xx.x		xx.x	24.7	24.5

Other Capital Expenditures
Commercial-related vessel improvements		xx.x		xx.x	7.3	17.5
Non-vessel capital expenditures		x.x		x.x	3.5	12.2
Acquisition of shore-base port facility		x.x		x.x	—	11.5

		xx.x		xx.x	10.8	41.2

Total:	$	xx.x	$	xx.x	$35.5	$65.7

Mr. David R. Humphrey

February 11, 2011

Notes to Consolidated Financial Statements

Note 17. Supplemental Selected Quarterly Financial Data, page F-28

6.

We note the amount of your operating income for the quarter ended June 30, 2009 is significantly lower than amounts reported in other quarters. In this regard, please disclose any unusual or infrequently occurring items recognized during that quarter. See Item 302(a)(3) of Regulation S-K.

In response to the Staff’s comment, we will revise future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2010, to include unusual or infrequently occurring items recognized during any of the quarters presented. The table and applicable footnotes below provide an illustration of the revised disclosures we propose including within our Supplemental Selected Quarterly Financial Data in our future filings.

“17. Supplemental Selected Quarterly Financial Data (Unaudited) (in thousands, except per share data):

The following table contains selected unaudited quarterly financial data from the consolidated statements of operations for each quarter of fiscal years 2010 and 2009. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Mar 31		Jun 30(1)		Sep 30		Dec 31
Fiscal Year 2010(2)
Revenues	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx
Operating income		xx,xxx		xx,xxx		xx,xxx		xx,xxx
Net income		xx,xxx		xx,xxx		xx,xxx		xx,xxx
Earnings per share:
Basic	$	x.xx	$	x.xx	$	x.xx	$	x.xx
Diluted		x.xx		x.xx		x.xx		x.xx
Fiscal Year 2009(2)
Revenues		$109,647		$97,909		$90,086		$88,307
Operating income		45,411		5,038		27,072		24,174
Net income		27,101		199		13,774		9,327
Earnings per share:
Basic		$1.04		$0.01		$0.53		$0.36
Diluted		1.01		0.01		0.51		0.34

(1)

Results for the quarter ended June 30, 2009 reflect the asset and goodwill impairment charges of $25.8 million and $0.9 million, respectively, discussed further in Note 14 to the consolidated financial statements.

(2)	The sum of the four quarters may not equal annual results due to rounding.

Mr. David R. Humphrey

February 11, 2011

Definitive Proxy Statement on Schedule 14A

Equity Incentive Compensation, page 30

7.

We note your disclosure regarding the percentage of performance-based restricted stock unit awards that vested, e.g. 83%, and also the percentile comparison to your disclosed Industry Peer Group. In future filings, please quantify all performance targets, including the “specified relative stock price performance objectives,” that were achieved in order for your executive officers to earn their long-term incentive compensation. Alternatively, please provide us with your analysis for concluding that the disclosure of such performance targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

We have considered the Staff’s comment and will revise our future filings, beginning with our Definitive Proxy Statement on Schedule 14A for our 2011 Annual Meeting of Stockholders, to quantify any performance targets that were achieved in order for our executive officers to earn their long-term incentive compensation, to the extent material.

2009 Summary Compensation Table, page 43

8.

In future filings, please clarify that the amounts listed in the “Stock Awards” column of the “Summary Compensation” table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and include any necessary footnotes for awards subject to performance conditions. Refer to Item 402(c)(2)(v) of Regulation S-K and Instruction 3 thereto.

We confirm that the amounts listed in the “Stock Awards” column of the “Summary Compensation” table have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In future filings, we will disclose that we used FASB ASC Topic 718 to compute the aggregate grant date fair value of such awards. To the extent any of such awards are subject to performance conditions, in future filings, we will clarify that the amounts listed in the “Stock Awards” column of the “Summary Compensation” table have been calculated based upon the probable outcome of such performance conditions.

2009 Grants of Plan-Based Awards, page 48

9.

In future filings, for any equity awards that are subject to performance conditions, please clarify that the amounts listed in the “Grant Date Fair Value of Stock and Option Awards” column of the “Grants of Plan-Based Awards” table have been calculated based upon the probable outcome of such conditions. Refer to Instruction 8 to Item 202(d) of Regulation S-K.

In future filings, to the extent any equity awards are subject to performance conditions, we will clarify that the amounts listed in the “Grant Date Fair Value of Stock and Option Awards” column of the “Grants of Plan-Based Awards” table have been calculated based upon the probable outcome of such performance conditions.

* * * * * * * *

Mr. David R. Humphrey

February 11, 2011

As requested in your December 6, 2010 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Sincerely yours, HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.
James O. Harp, Jr. Executive Vice President and Chief Financial Officer

Copies	to: Todd M. Hornbeck, Chairman, President and Chief Executive Officer

Samuel A. Giberga, Senior Vice President and General Counsel

Timothy P. McCarthy, Vice President and Chief Accounting Officer